# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Strata Critical Medical, Inc., CIK 0001779128
CUSIP: 092667104
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 666 Third Avenue, 25th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001802658

## Reporting persons
- Steele ExpCo Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,923,000; sole dispositive power 7,923,000; aggregate amount beneficially owned 7,923,000 (9% of the class)
- KSL Capital Partners V GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,923,000; sole dispositive power 7,923,000; aggregate amount beneficially owned 7,923,000 (9% of the class)
- Eric Charles Resnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,923,000; sole dispositive power 7,923,000; aggregate amount beneficially owned 7,923,000 (9% of the class)

## Item 1. Issuer
Name of issuer: Strata Critical Medical, Inc.
Address of issuer's principal executive offices: 666 Third Avenue, 25th Floor, New York, NY, 10017

## Item 2. Person Filing
Name of person filing: This Amendment No. 3 (this "Amendment") amends statement on Schedule 13G filed on February 12, 2020, as amended on January 24, 2022 and February 9, 2023 (as so amended, the "Schedule 13G") jointly filed by Steel ExpCo Holdings, LLC, KSL Capital Partners V GP, LLC and Eric Charles Resnick (collectively, the "Reporting Persons"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13G. Except as set forth herein, the Schedule 13G is unmodified.
Address of principal business office or, if none, residence: The address of the principal business and principal office of the Reporting Persons is c/o Steele ExpCo Holdings, LLC, 100 St. Paul St., Suite 800, Denver, CO 80206.
Citizenship: Steele ExpCo Holdings, LLC is a limited liability company formed in the State of Delaware. KSL Capital Partners V GP, LLC is a limited liability company formed in the State of Delaware. Eric Charles Resnick is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Item 4(a) of the Schedule 13G is hereby amended and restated as follows:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Amendment is incorporated by reference into this Item 4.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 7,923,000 shares of Class A Common Stock held by Steele ExpCo Holding, LLC, representing approximately 9.0% of the Class A Common Stock, calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On May 7, 2026, 4,500,000 warrants to purchase Class A Common Stock held by Steele ExpCo Holding, LLC expired on their terms.

KSL Capital Partners V GP, LLC, a Delaware limited liability company, is the managing member of Steele ExpCo Holdings, LLC. Eric Charles Resnick is the managing member of KSL Capital Partners V GP, LLC. As such, KSL Capital Partners V GP, LLC and Eric Charles Resnick may be deemed to have or share voting and dispositive power of the securities held directly by Steele ExpCo Holdings, LLC.
Percent of class:
Item 4(b) of the Schedule 13G is hereby amended and restated as follows:

The percentage of shares of Class A Common Stock held by the Reporting Persons is based upon 88,466,806 shares of Class A Common Stock outstanding as of July 28, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2026.
Sole power to vote or to direct the vote: See row 5 on each of the cover pages of this Amendment.
Shared power to vote or to direct the vote: See row 6 on each of the cover pages of this Amendment.
Sole power to dispose or to direct the disposition: See row 7 on each of the cover pages of this Amendment.
Shared power to dispose or to direct the disposition: See row 8 on each of the cover pages of this Amendment.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Steele ExpCo Holdings, LLC: /s/ Eric Charles Resnick, Eric Charles Resnick, Managing Member of KSL Capital Partners V GP, LLC, the Managing Member of Steele ExpCo Holdings, LLC (08/20/2026)
- KSL Capital Partners V GP, LLC: /s/ Eric Charles Resnick, Eric Charles Resnick, Managing Member (08/20/2026)
- Eric Charles Resnick: /s/ Eric Charles Resnick, Eric Charles Resnick (08/20/2026)